Filed by Targa Resources Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Atlas Pipeline Partners, L.P.

Commission File No.: 001-14998

This filing relates to a proposed business combination involving Targa Resources Partners LP and Atlas Pipeline Partners, L.P.

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000

Targa Resources Partners LP Announces Interim Results of Tender Offers

Houston, Texas, February 2, 2015 – Targa Resources Partners LP (“Targa Resources Partners” or the “Partnership”) (NYSE: NGLS) announced today that, as of 5:00 p.m., New York City time, on January 29, 2015, Targa Resources Partners had received tenders pursuant to its previously announced cash tender offers (the “Tender Offers”) from holders representing:

•	less than a majority of the total outstanding $500.0 million principal amount of the 6 5/8% Senior Notes due 2020 (CUSIP No. 04939MAM1) (the “2020 APL Notes”),

•	approximately 98.3% of the total outstanding $400.0 million principal amount of the 4 3/4% Senior Notes due 2021 (CUSIP No. 04939MAL3) (the “2021 APL Notes”) and

•	approximately 91.0% of the total outstanding $650.0 million principal amount of the 5 7/8% Senior Notes due 2023 (CUSIP No. 04939MAJ8) (the “2023 APL Notes” and, together with the 2020 APL Notes and the 2021 APL Notes, the “APL Notes”),

each issued by Atlas Pipeline Partners, L.P. (“APL”) and Atlas Pipeline Finance Corporation (“Finance Co.” and together with APL, the “APL Issuers”).

In addition, Targa Resources Partners announced that it will offer to pay the total consideration of $1,015 for each $1,000 principal amount of 2020 APL Notes validly tendered prior to 5:00 p.m., February 6, 2015, representing a one-week extension of the early-tender period for this series of the APL Notes. All other terms of the Tender Offers remain unchanged.

Targa Resources Partners is conducting the Tender Offers in connection with, and conditioned upon, the consummation of the proposed merger with APL. The proposed merger with APL, however, is not conditioned on the consummation of the Tender Offers.

Each Tender Offer will expire at 11:59 p.m., New York City time, on February 18, 2015, unless otherwise extended or terminated by Targa Resources Partners.

Rights to withdraw the 2021 APL Notes and the 2023 APL Notes have terminated, but rights to withdraw the 2020 APL Notes remain in effect.

Each Tender Offer and the related consent solicitation is subject to the satisfaction, or waiver, if applicable, by Targa Resources Partners, of the following conditions: (1) receipt of consents to the proposed amendments of indentures from holders of a majority in principal amount of the outstanding APL Notes of each series, (2) execution of the supplemental indentures effecting the proposed amendments with respect to the APL Notes, (3) consummation of Targa Resources Partners’ proposed merger with APL (which condition Targa Resources Partners may not waive), (4) completion of satisfactory financing and (5) certain other customary conditions. Any extension or termination of any Tender Offer will be followed as promptly as practicable by a public announcement thereof. Holders whose APL Notes are purchased in the Tender Offers will also receive accrued and unpaid interest from the most recent interest payment date on their series of APL Notes up to, but not including, the settlement date, which will occur promptly after the expiration time. The APL Issuers have now executed supplemental indentures effecting the proposed amendments with respect to both the 2021 APL Notes and the 2023 APL Notes, and the closing of Targa Resources Partners’ previously announced offering of $1.1 billion of 5% Senior Notes due 2018 has satisfied the condition in clause (4).

The complete terms and conditions of the Tender Offers and the related consent solicitations are described in the Offer to Purchase and Consent Solicitation Statement dated January 15, 2015, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent for the Tender Offers, by calling (877) 361-7970 (US toll-free) or, for banks and brokers, (212) 269-5550 (collect), or by emailing atlas@dfking.com.

Targa Resources Partners has engaged Barclays and BofA Merrill Lynch to act as dealer managers and solicitation agents in connection with the Tender Offers and the consent solicitations. Questions regarding the terms of the Tender Offers and the consent solicitations may be directed to Barclays, Liability Management Group, by calling (800) 438-3242 (US toll-free) or (212) 528-7581 (collect), or to BofA Merrill Lynch, Liability Management Group, by calling (888) 292-0070 (US toll-free) or (980) 683-3215 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consents with respect to any securities. The Tender Offers and the consent solicitations are being made solely by the Offer to Purchase and Consent Solicitation Statement dated January 15, 2015, as amended as described in this press release. The Tender Offers are not being made to holders of the APL Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Targa Resources Partners LP

Targa Resources Partners LP is a publicly traded Delaware limited partnership formed in October 2006 by its parent, Targa Resources Corp., to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. Targa Resources Partners is a leading provider of midstream natural gas, NGL, terminaling and crude oil gathering services in the United States. Targa Resources Partners is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminaling crude oil; and storing, terminaling and selling refined petroleum products.

The principal executive offices of Targa Resources Partners are located at 1000 Louisiana, Suite 4300, Houston, TX 77002 and its telephone number is 713-584-1000.

Additional Information and Where to Find It

In connection with the proposed merger with APL, the Partnership has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement of APL and a prospectus of the Partnership (the “Partnership proxy statement/prospectus”). In connection with the proposed transaction, APL mailed the definitive Partnership proxy statement/prospectus to its unitholders on or about January 22, 2015.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PARTNERSHIP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the Partnership proxy statement/prospectus and other filings containing information about the Partnership and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Partnership may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from the Partnership’s investor relations website at www.targaresources.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

The Partnership and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from the APL unitholders in respect of the proposed transaction that is described in the Partnership proxy statement/prospectus. Information regarding directors and executive officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description is available in the Partnership proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this release that address activities, events or developments that Targa Resources Partners expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside Targa Resources Partners’ control, which could cause results to differ materially from those expected by management of Targa Resources Partners. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in Targa Resources Partners’ filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Targa Resources Partners does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor contact:

713-584-1133

Jennifer Kneale

Director, Finance

Matt Meloy

Senior Vice President, Chief Financial Officer and Treasurer